SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2008

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR WINS INJUNCTION AGAINST ENAC (ITALIAN CAA)

PREVENTS RYANAIR CIAMPINO FLIGHTS BEING DIVERTED TO FIUMICINO

Ryanair, Europe's largest low fares airline today (Tuesday, 22nd July 2008) welcomed the decision by the Italian (TAR Lazio) Court last Friday to overturn ENAC's latest Ordinanza, which forced Ryanair's Ciampino based aircraft to divert late at night to Rome Fiumicino, thereby disrupting the travel plans of thousands of Italian citizens and visitors. This is the third time since 2006 that the Italian Courts have overturned unlawful Ordinanza's created by ENAC to disrupt the operations of Ryanair's Ciampino based aircraft.

Ryanair confirmed that since January, a total of 18 flights and over 2,700 passengers had been unlawfully diverted by ENAC on late evening flights and prevented from landing as scheduled in Rome Ciampino, and instead diverted to Rome Fiumicino Airport. This meant late evening disruptions and long and inconvenient bus journeys for Italian visitors and citizens back to Rome Ciampino Airport to collect their cars, meet relatives etc.

None of these diversions would be necessary if ENAC (the Italian CAA) abided by its own rules and regulations, which allow Ciampino based aircraft to land after the midnight curfew at Rome Ciampino. The flights which are operated by the quietest commercial aircraft in Europe, do not create any significant noise, since they are landing flights only and do not result in a subsequent take off. These diversions are causing untold inconvenience for Ryanair's Italian citizens and visitors, because it means not only are the passengers on the diverted flights inconvenienced and discommoded by ENAC, but also the passengers due to depart from Ciampino on the early morning flight the following day typically suffer delays of 3 to 4 hours while the aircraft positions back from Rome Fiumicino to Rome Ciampino airport.

Ryanair believes that these unlawful Ordinanaza's by ENAC are part of ENAC's continuing campaign to disrupt Ryanair's flights and operations in Ciampino as part of further state subsistence being provided by ENAC to the Italian flag carrier airline Alitalia.

Welcoming this latest injunction in the Italian Court's Ryanair's Michael O'Leary said:

"For almost 10 years now Ryanair has been delivering significant choice, competition and lower fares for Italian consumers and visitors, despite ENAC's repeated unlawful attempts to limit and disrupt our operations at Ciampino Airport. This is the third time in as many years that ENAC's conduct has been found to be illegal and in breach of national and European regulations.

"We welcome the TAR Lazio Court's confirmation that Ryanair's aircraft can land at Ciampino Airport after the curfew and we now call upon ENAC to put an end to these unlawful and illegal diversions which are causing serious disruptions and inconvenience to Ryanair's flights and Ryanair passengers.

"It is about time that ENAC, which has been one of the principal beneficiaries of Ryanair's growth in Italy in recent years, recognises the enormous benefits that Ryanair delivers to the Italian economy generally and to Rome Ciampino in particular. Ryanair calls on the Italian Government and particularly the Minister for Transport to demand that ENAC stops these unlawful diversions to Fiumicino Airport, and requires ENAC to observe existing Italian law which allows these Ciampino based aircraft to land as our passengers expect, at Ciampino Airport".

Ends.                    Tuesday, 22 nd July 2008

For further information

please contact:                             Daniel De Carvalho             Pauline McAlester

                                                   Ryanair Ltd                         Murray Consultants

                                                   Tel: +353-1-8121598         Tel. +353-1-4980300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                                                                                                       RYANAIR HOLDINGS PLC

Date:  22 July 2008

                                                                                                                        By:___/s/ James Callaghan____

                                                                                                                        James Callaghan
                                                                                                                        Company Secretary & Finance Director